EXHIBIT 99.7

Dow Jones

Interviewee Suresh Senapaty, CFO

Dow Jones: What is your guidance for the recruitment? What will be the impact of compensation bill? What is the share of off shore salaries?

Suresh Senapaty: We do not give any specific guidance for the head count increase. We do not see a significant change in the trend because it will be volume led growth. Last year, if you remember we had given a compensation increment in October for the offshore salaries, which was about 12%, and we had given another round for certain specified skills and certain grade of employees in March. So, we only know that the offshore salaries are about 19% to 20% of the total sale in our global IT business, and there will be compensation impact, which is 10% to 15% a year.

But we had already given that in October, so we have not decided when to give the next one. The impact of the October one has already been gone through in the quarter ending December and quarter ending March. Another small increase that we have given in March, the impact has been felt for only one month so that will flow through. If any compensation increases were to happen in the current year, then that will be felt. But as you know the offshore salaries are about 20% and therefore any increase of, let’s say 10% on 20% would be 2%; 15% increase in 20% will be 3%. And it is half of the year then the impact will be half or quarter, three-quarters, and four-quarters like that. There is no decision on that, I mean, last time we had given was in October ‘03, which was after about 15 months, so there is no final decision on that but we will look at it as the time goes by.

Dow Jones: How is the billing pressure? Are customers willing to pay more now?

Suresh Senapaty: We feel that in the quarter ending March we had seen improvement in the billing rates, both onsite as well as offshore. It is about a little better than 3%, which is primarily driven by increase in the package implementation, increase in the technology infrastructure support services. So it is a combination. We will see the benefits throughout the year, but all we have to say is that most of the growth will be volume driven in the current year. We have already seen stability for the past several quarters, and last quarter with solid improvement.

Dow Jones: Where do you think your growth came from? What are the verticals that contributed?

Suresh Senapaty: There has been a margin expansion. If you look at the quarter on quarter growth of the global IT services, it was 42% in revenue. Indian IT and Asia-Pac services have grown by 50%, and there has been a margin expansion in Indian IT, therefore the PBIT has grown to 66%.

Consumer Care and Lighting has grown to 51%, in terms of quarter 4 of last year to quarter 4 of the previous year. So there has been, year-on-year growth which has been decent, and profit expansions have been there. Sequentially also, it has been decent. Growth rate has been about 10% in dollar terms, 11% in dollars terms for global IT with a margin expansion by 2% point. There is a margin expansion in the Indian IT business also. The combination of these factors is that there is very good profits that we posted in the fourth quarter.

So we think growing forward Global IT services, the operating margin will be maintained subject to the exchange differences.

Dow Jones: What has been the impact of the backlash? Have you lost any customer?

Suresh Senapaty: So far there is no loss on account of political backlash, there mainly has been little bit of suspension of visits or certain slowdown in some of the new customers coming in. Existing customers are doing well.

Dow Jones: What was the issue with Capital One?

Suresh Senapaty: Capital One, there has already been a discussion earlier that there is a particular case where certain employees did not work exactly as per the parameters and therefore they have left the company. That particular service of the Capital One was discontinued, but Capital One continues to be a great customer of ours, and we are continuing to grow in that account.